Exhibit 99.3

GW Pharmaceuticals to Report Q2 2015 Financial Results
and Host Conference Call on 11 May, 2015

London, UK,  6 May 2015: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW” or “the Company”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, will announce on 11 May, 2015 its second quarter and half year financial results for the period ending 31 March, 2015. GW will also host a conference call the same day at 8:00 a.m. EDT (1:00 p.m. BST).

Conference call information will be provided in the financial results press release. A replay of the call will also be available through the Company's website (www.gwpharm.com) shortly after the call.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 27 countries outside the United States. GW is advancing an orphan drug program in the field of childhood epilepsy with a focus on Epidiolex®, which is in Phase 3 clinical development for the treatment of Dravet syndrome and Lennox-Gastaut syndrome and which is also expected to enter Phase 3 clinical trials in the treatment of Tuberous Sclerosis Complex. GW has a deep pipeline of additional cannabinoid product candidates which includes Sativex in Phase 3 clinical development as a potential treatment of pain associated with advanced cancer, as well as compounds in Phase 1 and 2 trials for glioma, ulcerative colitis, type 2 diabetes, and schizophrenia. For further information, please visit www.gwpharm.com.

Enquiries:

GW Pharmaceuticals plc	(Today) +44 20 3727 1000
Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 3727 1000
Robert Stanislaro (U.S.)	212 850 5657

Trout Group, LLC (U.S. investor relations)
Todd James / Chad Rubin	646 378 2900